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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                   Commission File Number 0-7762
                                                                          ------


                          NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K and Form 10-KSB      [_] Form 11-K   [_] Form 20-F
               [_] Form 10-Q and Form 10-QSB  [_] Form N-SAR


For Period Ended:  December 31, 1997
                   -----------------
[_]  Transition Report on Form 10-K        [_]  Transition Report on Form 10-Q
     and Form 10-KSB                            and Form 10-QSB

[_]  Transition Report on Form 20-F        [_]  Transition Report on Form N-SAR

[_]  Transition Report on Form 11-K


For the Transition Period Ended:________________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:_____________________________
________________________________________________________________________________


                        PART I.  REGISTRANT INFORMATION

Full name of Registrant: AUDIO COMMUNICATIONS NETWORK, INC.
                         -------------------------------------------------------
Former name if applicable: N/A
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Address of principal executive office (Street and number): 1000 Legion Place,
                                                          ----------------------
                                                           Suite 1515
                                                          ----------------------
City, State and Zip Code: Orlando, Florida 32801
                         -------------------------------------------------------

                       PART II.  RULE 12B-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                             PART III.  NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Audio Communications Network, Inc. (the "Company") is not able to file its Form 10-KSB with respect to the year ended December 31, 1997 on or prior to March 31, 1997 without unreasonable effort or expense due to unforeseen difficulties in completing its audit for the reporting period as a result of a significant business combination which occurred in such period, which is described below.


                          PART IV.  OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

            Arlyn B. Miller         (212)              702-5726
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               (Name)            (Area code)       (Telephone number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes    [_]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes    [_]  No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The results of operations of the Company for the year ended December 31, 1997 are significantly different than the results for the year ended December 31, 1996. The differences are the result of the reverse acquisition of the Company by Suncom Communications L.L.C. in May 1997 (as has been previously disclosed in the Company's Quarterly Reports on Form 10-QSB for the periods ended June 30, 1997 and September 30, 1997). It is not possible to quantitatively estimate the changes because the Company has not completed closing its books for the year ended December 31, 1997 and the audit is incomplete.

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                      AUDIO COMMUNICATIONS NETWORK, INC.
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                 (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 23, 1998               By: /s/ DAVID UNGER
                                      --------------------------
                                      David Unger
                                      Executive Vice President



                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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